                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                             (Amendment No. 12  )*


                                 REXWORKS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   761903103
                                 (CUSIP Number)

                               Lorraine J. Koeper
                       Vice President and General Counsel
                            Heartland Advisors, Inc.
                            790 N. Milwaukee Street
                             Milwaukee,  WI  53202
                                  414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 17, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  [    ].

Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 761903103              13D



1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    WILLIAM J. NASGOVITZ
                    ####-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                               (a)  [ ]
                                               (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS  (See Instructions)
     PF and 00 - Funds of investment advisory clients

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                               [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES


     NUMBER OF        7.  SOLE VOTING POWER
      SHARES
    BENEFICIALLY          236,200
     OWNED BY
       EACH           8.  SHARED VOTING POWER
     REPORTING            221,500
      PERSON
       WITH           9.  SOLE DISPOSITIVE POWER

                          236,200

                      10. SHARED DISPOSITIVE POWER
                          222,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        458,200

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        24.2%

14.  TYPE OF REPORTING PERSON (See Instructions)
               IN

CUSIP No. 761903103         13D



1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    HEARTLAND ADVISORS, INC.
                    #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                             (a)  [ ]
                                             (b)  [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS  (See Instructions)
        00 - Funds of investment advisory clients

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                 [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
              WISCONSIN, U.S.A.


    NUMBER OF         7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY            None
    OWNED BY
      EACH            8.  SHARED VOTING POWER
    REPORTING             220,500
     PERSON
      WITH            9.  SOLE DISPOSITIVE POWER

                          None

                      10. SHARED DISPOSITIVE POWER
                          221,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        221,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.7%

14.  TYPE OF REPORTING PERSON (See Instructions)
                 IA

CUSIP No. 761903103             13D


Item 1.   Security and Issuer.

     This statement relates to the shares of the common stock, par value $.12, of Rexworks, Inc. (the "Shares"), a Delaware Corporation (the "Company"). The principal executive offices of the Company are located at 445 West Oklahoma Avenue, Milwaukee, WI 53207.

Item 2.  Identity and Background.

     This statement is being filed by William J. Nasgovitz and Heartland Advisors, Inc., a Wisconsin corporation ("HAI"). HAI is a registered investment advisor which provides investment advisory services to series of Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts").

     Mr. Nasgovitz, President of HAI, is a controlling person of HAI through his ownership of a majority of its outstanding stock. Information regarding Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI are set forth in Schedule A hereto.

     Mr. Nasgovitz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Over the past several years, Mr. Nasgovitz has expended a total of $783,771 of personal funds for the purchase of 236,200 Shares. Purchases of 1,000 Shares for the account of Marian Nasgovitz, custodian for Sarah Nasgovitz, totaled $4,000 from personal funds.

     The Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, holds an aggregate of 185,500 Shares, which were purchased for cash in the amount of $940,211, including brokerage commissions. The assets of the Heartland Fund were used to purchase such Shares and no part of the purchase price was represented by borrowed funds.

     The Accounts own an aggregate of 35,500 Shares, which were purchased for cash in the amount of $148,585, including brokerage commissions. The assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

Item 4. Purpose of Transaction.

     All purchases of Shares by Mr. Nasgovitz for his personal account have been for investment. The purpose of HAI in having the Heartland Fund and the Accounts purchase Shares was to acquire on equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of Heartland Group and by the advisory clients for the Accounts.

     As permitted by law, Mr. Nasgovitz and HAI may each purchase additional Shares or dispose of any or all of the Shares from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluations of the prospects of the Company and upon other developments, including general economic and stock market conditions.

     Neither Mr. Nasgovitz nor HAI has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming delisted, unauthorized for quotation, or eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

     (a) As a controlling person of HAI, Mr. Nasgovitz may be deemed the beneficial owner of 458,200 Shares of the Company. As investment advisor to the Heartland Fund and the Accounts, HAI may be deemed the beneficial owner of 221,000 Shares of the Company. To the best knowledge of HAI, none of the persons named in Schedule A hereto beneficially owns any other Shares of the Company.

     (b) Mr. Nasgovitz, in his personal capacity, has sole voting and dispositive power with respect to the 236,200 Shares held personally. Mr. Nasgovitz, as a controlling person of HAI, may be deemed to have shared voting power with respect to the 185,500 Shares held by the Heartland Fund and 35,000 Shares held in the Accounts, and shared dispositive power with respect to the 185,500 Shares held by the Heartland Fund and 35,500 Shares held in the Accounts. Mr. Nasgovitz has no power to direct the voting of 500 Shares owned by the Accounts. In addition, Mr. Nasgovitz may be deemed to have shared voting and dispositive power with respect to the 1,000 Shares held in the account of Marian Nasgovitz, custodian for Sarah Nasgovitz. HAI, as investment advisor to the Heartland Fund and the Accounts, may be deemed to have shared power to dispose of all 221,000 Shares held by the Heartland Fund and the Accounts. HAI has shared power to vote the 185,500 Shares held by the Heartland Fund in accordance with voting guidelines approved by Heartland Group's Board of Directors. HAI, as investment advisor to the Accounts, has shared power to vote or direct the voting of 35,000 Shares, and no power to vote or to direct the voting of 500 Shares, owned by the Accounts. To the best knowledge of HAI, other than Kevin D. Clark, who has the sole power to vote and dispose of 500 Shares of the Company, and in connection with their respective positions and relationships with HAI, none of the persons named in Schedule A hereto has the sole power to dispose of or to vote Shares of the Company.

     (c) On April 17, 1997, options held by Mr. Nasgovitz to purchase 15,000 Shares expired without exercise. Neither HAI nor, to the best knowledge of HAI, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past 60 days.

     (d) Since certain of the Shares are held in investment advisory accounts of HAI, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. The interests of Mr. Nasgovitz and the Heartland Fund each individually relate to more than 5% of the class.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth herein, neither Mr. Nasgovitz, HAI nor, to the best knowledge of HAI, any of the persons named in Schedule A hereto has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

        Not applicable.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   April 24, 1997

                         By:  WILLIAM J. NASGOVITZ
                                William J. Nasgovitz
                                President, HEARTLAND ADVISORS, INC.


                         HEARTLAND ADVISORS, INC.

                         By:  PATRICK J. RETZER
                                Patrick J. Retzer
                                Senior Vice President/Treasurer

                                   SCHEDULE A



     The name and present principal occupation or employment of each executive officer and director of HAI are set forth below. The business address of each person is 790 N. Milwaukee Street, Milwaukee, WI 53202. All of the persons listed below are U.S. citizens.



        NAME                       PRINCIPAL OCCUPATION
        ----                       --------------------
William J. Nasgovitz        Director, President, Heartland Advisors, Inc.;
                            Director, President, Heartland Group, Inc.

Patrick J. Retzer           Director, Senior Vice President/Treasurer,
                            Heartland Advisors, Inc.; Director, Vice
                            President/Treasurer, Heartland Group, Inc.

Mitchell L. Kohls           Chief Operating Officer, Heartland Advisors, Inc.

Lorraine J. Koeper          Senior Vice President and General Counsel,
                            Heartland Advisors, Inc.

Kenneth J. Della            Chief Financial Officer, Heartland Advisors,
                            Inc.

Lois J. Schmatzhagen        Secretary, Heartland Advisors, Inc.; Secretary
                            Heartland Group, Inc.

Kevin D. Clark              Senior Vice President - Trading, Heartland
                            Advisors, Inc.

Eric J. Miller              Senior Vice President, Heartland Advisors, Inc.

